

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Neil Scheckter
Chief Executive Officer
GS Valet, Inc.
4315 Lemac Drive
Houston, TX 77096

> **Re: GS Valet, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 24, 2012**
> **File No. 333-182629**

Dear Mr. Scheckter:

We have reviewed your responses to the comments in our letter dated August 8, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 4

1. We note your response to prior comments 8 and 19. Please reconcile the disclosure on page 4 that your burn rate is estimated at approximately $1,000 consisting almost entirely of insurance costs, with your disclosure on page 9 that you expect to incur expenses of approximately $25,000 per year associated with your satisfying your reporting requirements as a public company. Please revise to disclose your monthly "burn rate," pre- and post-offering.

Description of Business, page 19

2. We note your response to our prior comment 22 and reissue in part. Please further revise to explain how Mr. Scheckter will hire and train your drivers when he is located in Texas and your valet parking jobs are located in New Jersey and New York. Also revise your "Risk Factors" and "Employees" sections accordingly.

Financial Statements
Consolidated Statements of Operations, page F-3
Consolidated Statements of Cash Flows, page F-4

3. Please revise to provide audited financial information for the year ended September 30, 2011 in the statement of operations and in the statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Jillian Ivey Sidoti, Esq.